

ROOG

TABLE OF CONTENTS

I. OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.
THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

(A) The Company

Name of Company	Roog, Inc
State of Organization	Delaware
Date of Formation	1/29/2016
Entity Type	C-Corporation
Street Address	4519 Yancy St, Dallas, TX 75216
Website Address	https://roog.co

(B) Directors and Officers of the Company

Key Person	Brandon Thurman
Position with the Company	Founder & Head Chief

Other business experience (last three years)	Operations and Sales @ Trip Loop, Austin, TX
	Team Lead / Supervisor @Ulta Beauty Distribution Center, Dallas, TX

(C) Ownership

Name of Holder	Voting Power
Brandon Thurman	100%

(D) Business Summary

Brandon Thurman's first job was with a small business owner in his hometown of Pine Bluff, Arkansas. He notes his first experience working for a Black business owner as the time that influenced him to someday start his own business. This experience ultimately influenced him to major in Business Management at the United States Military Academy at West Point and work for companies such as Unilever, Ulta Beauty, and a few startups over the past six years. Brandon's inspiration for building a marketplace to highlight small businesses came from his personal experience finding it difficult to search for and support minority owned businesses in the cities that he lived.

ROOG is a Senegalese word that means "god the immensity" or "universal god" and our mission is to bring shoppers from diverse communities together under a universal goal to shop more often at BIPOC, Women, Veteran and LGBTQIA businesses. For many decades, minority business owners have faced challenges growing and diversifying their consumer market when using technology. Today, business owners rely on platforms such as Facebook, Instagram, Yelp and Google Local to list their businesses for consumers to shop. In some cases, business owners have seen a slight increase in their consumer engagement but not a consistent increase to take their small business to the next level. During our interviews with small business owners, we realized that applications such as Yelp will remove positive ratings from business owner profiles if they do not pay a monthly fee for their application. Also, more than half of business owners use additional tools to manage their daily business activities such as scheduling posts, appointments, electronic payments, and online orders.

According to the Minority Business Development Agency (MBDA), average annual gross receipts of minority owned firms were approximately $167,000 compared to $439,000 of non-minority owned firms.[1] This disparity continues to plague development and growth of minority entrepreneurs.

From the consumer side, shoppers struggle to locate minority-owned businesses within their community and increase patronage for these businesses. We want to drive more awareness to

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[1] https://www.mbda.gov/page/executive-summary-disparities-capital-access-between-minority-and-non-minority-businesses

businesses and foster an inclusive environment for consumers and minority business owners. We also aim to sustain the local economy within minority communities by giving consumers the opportunity to help small business owners through hyperlocal delivery within each community.

ROOG, is a marketplace for shoppers to discover unique products and services from Black and Indigenous People of Color (BIPOC), Women, Veteran and LGBTQI businesses in underserved communities. ROOG's mission is to help build a lifelong community that drives loyalty, advocacy, and growth to small businesses. We will create a sustainable business ecosystem for underrepresented businesses that is responsive to the needs of consumers who want to buy their products and services. **Below are screenshots of our minimum viable product (MVP) available for Android users via web app and iPhone users in Apple app store:**


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La Marginal
$20 OFF
$15 OFF
Wild Susan
Personal pickup & Delivery
3-day Juice Cleanse ($30 off)
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Solubrious
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Our market is minority owned businesses in the United States. Minority business owners represent the following groups: Native American, African American, Hispanic, Latino, Asian, Women, Veterans, and the Disabled. Over the past 15 years, our research shows that the total number of minority-owned businesses in the United States has grown an average of 30% every five years. Currently, there are 11.1M minority owned businesses and our market value is $2.7B at a monthly subscription rate of $250 per month. Our research predicts that there will be approximately 15M minority owned businesses within the United States by 2022.

During our beta period, our go to market strategy will focus on community building among small business owners. In underserved communities, word of mouth has helped small businesses consistently with acquiring new customers. In fact, 88% of business owners surveyed stated that they relied on word of mouth to build their customer base and 37% of consumers stated that they learned about minority owned businesses through word-of-mouth. We will use this method to brand ROOG within communities of color. In addition, we will collaborate with local community leaders to promote ROOG as an inclusive application that will keep them engaged with local news and activities within their community. Another channel to enter into our market will be through the chamber of commerce and small business financing organizations. With the support of these entities, we can scale ROOG aggressively to achieve our goal of 40,000 users and 200 businesses during our first year of launch. This approach would mitigate our marketing and advertising costs until we secure more funding to market ROOG in multiple cities within the United States.

For our seed round, ROOG is seeking a minimum of $10,000 and maximum of $1,069,000 which will be spent as detailed in paragraph (I). In order to execute our growth strategy, we will allocate $600,000 in 2022 and $750,000 in 2023 towards our operations cost which includes general administrative, marketing, sales, and content creation. This will allow ROOG to make a successful market entry and acquire new business subscriptions while growing revenue through customer purchases.

For a complete business plan, please see **Appendix A**.

(E) Employees

The company currently has 1 full-time employee, 7 consultants. The company may hire or discharge employees in the future to meet its objectives.

(F) Risk Factors

A crowdfunding investment involves risk. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the Ignite Social Impact platform.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Roog, Inc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

1. COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Roog, Inc competes with many other businesses, both large and small, based on software, brand, price, and customer experience. Changes in customer preference away from Roog, Inc core business or the inability to compete successfully against the with other competitors could negatively affect ROOG's financials.

2. RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Roog, Inc's management or vote on and/or influence any managerial decisions regarding Roog, Inc. Furthermore, if the founders or other key personnel of Roog, Inc were to leave Roog, Inc or become unable to work, Roog, Inc (and your investment) could suffer substantially.

3. FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Roog and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Roog, Inc is a newly established entity and therefore has no operating history from which forecasts could be projected with.

4. THE COMPANY MIGHT NEED MORE CAPITAL

Roog, Inc may need more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not averse to your interests as an investor. If Roog is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

5. CHANGES IN ECONOMIC CONDITIONS COULD HURT ROOG, INC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively a9ect Roog, Inc's #nancial performance or ability to continue to operate. In the event Roog, Inc ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

6. INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

7. FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Roog, Inc needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

8. NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Roog, Inc or management), which is responsible for monitoring Roog,

Inc's compliance with the law. Roog, Inc will not be required to implement these and other investor protections.

9. THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

10. LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

Please refer to *Appendix G* for additional risks to consider when investing in this offering

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Deadline	April 1, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	1,069,000
If yes, how will the Company deal with the over subscriptions?	We will accept subscriptions on a first come, first-serve basis.

(I) Use of Funds

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Product Development	$10,000	$0
Sales & Marketing	$0	$750,000

General & Admin	$0	$500,000
Content	$0	$0
TOTAL	$10,000	$1,250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) Investment Process

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount, and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT
Send an email to info@ignitesocialimpact.com no later than 48 hours before the Offering Deadline or go to the dashboard for you user account to cancel manually. In your email, include your name and the name of the Company.

Other information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline
- Ignite Social Impact will notify investors when and if the Target Offering Amount has been raised
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Ignite Social Impact education section.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment.

IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities

(L) Price of Securities

The Company is offering the Investor the right to certain shares of the Company's capital stock based on terms in the Convertible Note attached to this Form C.

(M) Terms of Securities

Overview

The Company is offering "securities" in the form of convertible notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Convertible Note Agreement accompanying this Form C in **Appendix G**. Copies of the Convertible Note Agreement are attached to this Form C.

Summary of Terms:

Type of Security	Convertible Note
Minimum Investment	$10,000
Maximum Investment	$1,069,000
Discount	20%
Duration	36 months
Interest Rate	5%

(N) Funding Portal

The Company is offering its securities through Ignite Social Impact, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. Ignite Social Impact Central Index Key (CIK) number is 0001810362, their SEC File number is 007-00237, and their Central Registration Depository (CRD) number is 310501

(O) Compensation of the Funding Portal

Ignite Social Impact will be paid 7.0% of the final offering amount, upon the successful completion of the offering. Ignite Social Impact does not receive compensation if the offering does not raise enough funding. Ignite Social Impact, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Ignite Social Impact to acquire an interest

(P) Indebtedness of the Company

Creditor	Amount	Maturity Date
Morse Legal	$ 7,700	10/30/2021

	2019 Fiscal Year	2020 Fiscal Year
Total Assets	$ -	$ -
Cash & Cash Equivalents	$ -	$ -
Accounts Receivable	$ -	$ -
Short-Term Debt	$ -	$ -
Long-term Debt	$ (4,500)	$ (7,000)
Revenues / Sales	$ -	$ -
Cost of Goods Sold	$ -	$ -
Taxes Paid	$ (400)	$ (700)
Net Income	$ (4,900)	$ (7,700)

(Q) Other Offerings of Securities within the Last Three Years

Investors	Amount
T&K Family Investments	$ 120,000
Derek Lee	$ 25,000
Adolfin Group	$ 10,000
Hampton Family	$ 5,000
Mays Family	$ 5,000
Megafauna Investments	$ 5,000
Alex Sudyk	$ 10,000

(R) Transactions Between the Company and "Insiders"

The Company has not entered any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering

(S) Company's Financial Condition

We are in the pre-seed startup phase for Roog, and we have raised $170K of our $250K goal to test and launch our platform into the digital consumer market. We are operating with approximately $6K as we engage angel investors and register for pitch competitions to secure more funding. Our 2021 numbers in our pro-forma are actual and 2022 and 2023 are forecast.

Since launching Roog in the Apple app store on September 1, 2020, we have achieved the following:

- 29,000 Views
- 22,000 User Engagement Events
- 8,300   Feed Views
- 3,500   Feed Search
- 3,100   Business Detail Views

Recently, we launched the web version of Roog for desktop and android users.

Please see **Appendix E** for reviewed financial statements of the last two years (2019-2020).

To illustrate its future earning potential, the Company provides below a summary of its financial forecasts for the next two years. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decision.

Actual (2021) and forecasted (2022-2023) Profit and losses statement:

Pro-forma Income Statements						
2021 numbers are actual *2022 to 2023 are forecast numbers	**2021 (Actual)**		2022 (Forecast)		2023 (Forecast)	
Revenues						
Business Subscription	$	-	$	369,813	$	1,387,266
Consulting Services	$	1,300				
eCommerce Purchases	$	-	$	67,643	$	91,505
Total Revenues	$	1,300	$	437,456	$	1,478,772
Cost of goods sold	$	-	$	(36,981)	$	(138,727)
Gross Profit	**$**	**1,300**	**$**	**400,475**	**$**	**1,340,045**
Legal	$	(1,500)	$	(12,260)	$	(12,651)
Advertising	$	-	$	(287,833)	$	(297,000)
Sales Salaries	$	-	$	-	$	-
Sales Commisions	$	-	$	-	$	-
Administrative salaries	$	(2,500)	$	(268,333)	$	(426,092)
Software Services	$	(7,865)	$	(6,155)	$	(5,271)
Facilities rent	$	-	$	(9,302)	$	(9,488)
Software Development	$	(14,965.00)	$	-	$	-
	$	-	$	-	$	-
Miscellaneous	$	-	$	-	$	-
Total	$	(26,830)	$	(583,884)	$	(750,502)
Operating Income	**$**	**(25,530)**	**$**	**(183,410)**	**$**	**589,543**
Income Taxes	$	-	$	-	$	(206,340)
Net Income	**$**	**(25,530)**	**$**	**(183,410)**	**$**	**383,203**

Actual (2021) and forecasted (2022-2023) Cash Flow statement:

Pro-forma Cash-flow Statements						
**Assumption that Roog will raise $500K through crowdfunding campaign	**2021 (Actual)**		**2022 (Forecast)**		**2023 (Forecast)**	
Cash Flow from Operations						
Revenue from Ads	$	-	$	369,813	$	1,387,266
In-App Purchases	$	-	$	67,643	$	91,505
Other Revenue	$	1,300	$	-	$	-
Total Operations Cash Inflow	**$**	**1,300**	**$**	**437,456**	**$**	**1,478,772**
Admin Salaries	$	(2,500)	$	(268,333)	$	(426,092)
Software Development	$	(14,965)	$	-	$	-
Marketing	$	-	$	(287,833)	$	(297,000)
Rent	$	-	$	(9,302)	$	(9,488)
Legal	$	(1,500)	$	(12,260)	$	(12,651)
Hardware	$	-	$	-	$	-
Software	$	(7,865)	$	(6,155)	$	(5,271)
Miscellaneous	$	-	$	-	$	-
Total Operations Cash Outflow	$	(26,830)	$	(583,884)	$	(750,502)
Total from Operation	**$**	**(25,530)**	**$**	**(146,429)**	**$**	**728,270**
Cash Flow from Investing						
Investment Received	$	15,000	$	500,000	$	-
Total Investment Cash Inflow	$	15,000	$	500,000	$	-
Investment Made	$	-	$	-	$	-
Total Investment Cash Outflow	$	-	$	-	$	-
Total from investing	**$**	**15,000**	**$**	**500,000**	**$**	**-**
Cash Flow from Financing						
Loans	$	-	$	-	$	-
Cash Prize / Grants	$	16,500	$	-	$	-
Total Financing Cash Inflow	**$**	**16,500**	**$**	**-**	**$**	**-**
Beginning cash balance	**$**	**350**	**$**	**6,320**	**$**	**359,891**
Cash Flows	$	5,970	$	353,571	$	728,270
Ending cash balance	**$**	**6,320**	**$**	**359,891**	**$**	**1,088,161**
balance check						

Please note that a conservative $500,000 cash inflow is forecasted for 2022 as a result of our present fundraise.

(T) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(U) Updates on the Progress of the Offering

To track the investment commitments we received in this Offering, click here to see the progress

(V) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It is possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(W) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(X) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note."

APPENDICES

Appendix A: ROOG Business Plan

ROOG






Be Social. Shop Local!

Business Plan

1. EXECUTIVE SUMMARY

2. COMPANY OVERVIEW

    A.   BACKGROUND
    B.   BUSINESS MODEL

3. THE MARKET

    A.   MARKET PROBLEM
    B.   MARKET VALIDATION
    C.   MARKET SIZE & GROWTH
    D.   COMPETITION
    E.   COMPETITIVE ADVANTAGE

4. THE SOLUTION

    A.   TECHNOLOGY DESCRIPTION
    B.   TECHNOLOGY DEVELOPMENT STATUS

5. MARKETING STRATEGY

    A.   MARKET SEGMENTS
    B.   TARGET MARKET
    C.   MARKETING & SALES PLAN

6. FINANCIAL PLAN

    A.   REVENUE FORECAST
    B.   EXPENSE FORECAST
    C.   FUNDING MODEL AND INVESTMENT OPPORTUNITY

1. EXECUTIVE SUMMARY

Many minority business owners are challenged with growing and diversifying their consumer market when using technology. Today, business owners rely on platforms such as Facebook, Instagram, Yelp and Google Local to list their businesses for consumers to shop. In some cases, business owners have seen a slight increase in their consumer engagement but not a consistent increase to take their small business to the next level. During our interviews with small business owners, we realized that applications such as Yelp will remove positive ratings from business owner profiles if they do not pay a monthly fee for their application. Also, more than half of business owners use additional tools to manage their daily business activities such as scheduling posts, appointments, electronic payments, and online orders.

According to the Minority Business Development Agency (MBDA), average annual gross receipts of minority owned firms were approximately $167,000 compared to $439,000 of non-minority owned firms.[2] This disparity continues to plague development and growth of minority entrepreneurs.

From the consumer side, shoppers struggle to locate minority-owned businesses within their community and increase patronage for these businesses. We want to drive more awareness to businesses and foster an inclusive environment for consumers and minority business owners. We also aim to sustain the local economy within minority communities by giving consumers the opportunity to help small business owners through hyperlocal delivery within each community.

ROOG, Inc is a software services company that connects consumers to minority owned businesses within their communities. ROOG's mission is to help build a lifelong community that drives loyalty, advocacy, and growth to small businesses. We will create a sustainable business ecosystem for minority businesses that is responsive to the needs of consumers who want to buy their products and services.

Our market is minority owned businesses in the United States. Minority business owners represent the following groups: Native American, African American, Hispanic, Latino, Asian, Women, Veterans, and the Disabled. Over the past 15 years, our research shows that the total number of minority owned businesses

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[2] https://www.mbda.gov/page/executive-summary-disparities-capital-access-between-minority-and-non-minority-businesses

in the United States has grown an average of 30% every five years. Currently, there are 11.1M minority owned businesses and our market value is $2.7B at a monthly subscription rate of $250 per month. Our research predicts that there will be approximately 15M minority owned businesses within the United States by 2022.

During our beta period, our go to market strategy will focus on community building among small business owners. In many of the communities we call home, word of mouth has helped small businesses consistently with acquiring new customers. In fact, 88% of business owners surveyed stated that they relied on word of mouth to build their customer base and 37% of consumers stated that they learned about minority owned businesses through word-of-mouth. We will use this method to brand ROOG within communities of color. In addition, we will collaborate with local community leaders to promote ROOG as an inclusive application that will keep them engaged with local news and activities within their community. Another channel to enter our market will be through the chamber of commerce and small business financing organizations. With the support of these entities, we can scale ROOG aggressively to achieve our goal of 40,000 users and 200 businesses during our first year of launch. This approach would mitigate our marketing and advertising costs until we secure more funding to market ROOG in multiple cities within the United States.

For our seed round, ROOG is seeking a minimum of $10,000 and maximum of $1.07M to execute our growth strategy in 2022. We will allocate $350,000 to develop our application, $400,000 for general administrative and content creation, $750,000 to our marketing and sales team. This will allow ROOG to make a successful market entry and acquire new business subscriptions while growing revenue.

2. COMPANY OVERVIEW:

A. BACKGROUND

ROOG, Inc is a software services company that connects consumers to minority owned businesses within their communities. ROOG's mission is to help build a lifelong community that drives loyalty, advocacy, and growth to small businesses. We will create a sustainable business ecosystem for minority businesses that is responsive to the needs of consumers who want to buy their products and services.

B. BUSINESS MODEL

Since ROOG is designed for businesses and consumers, we can charge businesses for a fast and easy mobile experience with their customers and provide consumers with the opportunity to engage small businesses through ecommerce. These two approaches aim to solve the problems of awareness, local spending, and business management. We are validating the needs for minority business owners to build a product that helps business owners understand their market better and target their market strategically. Our software will address primary small business needs such as target marketing, promotions, reviews, analytics and community building through incentives and hyperlocal deliveries.

Next, for our business to consumer (shopper) side, we are creating a platform that allows consumers to locate businesses within their communities and increasing the opportunity for more sales through mobile orders and purchases. In addition, we will create an opportunity for users to support small businesses through hyperlocal deliveries.

3. THE MARKET

A. MARKET PROBLEM

Minority-owned businesses are patronized by shoppers who buy their products and services for the uniqueness they offer based on gender or ethnic orientation. For example, a veteran would patronize a fellow veteran business for the unique veteran-related products the shop offers and to support the economic empowerment of veterans; a Black woman would choose to patronize a hair salon owned by another African American woman so she can get the unique hair styles the salon offers. Based on our market research, we found that:

- **86%** of these businesses rely on word-of-mouth to create awareness among their customers. However, word-of-mouth is not an effective and sustainable strategy for customer acquisition and growth.

- **88%** business owners have tried using existing digital platforms such as Yelp and Facebook to create awareness about their offerings, but the results have not been impressive and in some cases led to zero customer acquisition. Additionally, the business owner is unable to access useable data on how the marketing effort is reaching the intended audience.

Based on the points above, consumer dollars are disproportionately under-circulated among minority-owned businesses. For example, out of **$4.04T** spent on mobile retail sales in 2020, when we look at 4 states with the highest concentration of minority owned businesses (TX, CA, FL, and NY) **less than 8%** of consumer spend went to minority entrepreneurs based on state receipts.[3] Many minority-owned businesses fail due to lack of customer loyalty and access to investment capital.

Hence, the market problem is that *"minority-owned businesses are unable to create the level of awareness among their target customers that they require to be profitable and sustain their businesses."*

B. MARKET VALIDATION

According to Gartner, mobile display advertisement formats are collectively the single biggest category of advertisements in general, and advertisement spend on mobile has grown from $13.1B in 2013 to $41B in 2017. [4] This equates to roughly 215% growth in mobile advertising in the US. With this clear growth of business advertisement spend that supports demand for mobile software solutions like ours, we conducted a detailed market research campaign.

The campaign included shoppers, small businesses, civic leaders, and celebrity influencers. During our market validation, we collected endorsements of our tech from leading research institutes to include Stanford University (Latino Business Action Network Director), a state politician that represents a significant minority (75% Latinx) constituent base (Representative Diego Bernal) in Austin, as well as

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[3] https://www.mbda.gov/sites/mbda.gov/files/migrated/files-attachments/california_SMOBE_Profile_reformat.pdf
[4] https://www.gartner.com/newsroom/id/2653121

garnered the support from the CEO of the United States Hispanic Chamber of Commerce (USHCC) in Washington, DC (Ramiro Cavazos) and the Greater Austin Asian Chamber of Commerce.

Besides face-to-face interviews, we conducted two online surveys (see Appendix A) of shoppers and minority-owned businesses. The survey insights we collected were from a broad sample of businesses that represented a variety of industries, including food and beverage, retail, services and more. A total of 97 responses from both the small business and consumer markets were collected. Including the face-to-face interviews with experts, community leaders and influencers, we completed over 100 data points across 15 states (from Los Angeles, CA to Washington, DC). Our research indicated key features would help minority businesses meet their growth goals.

Five Areas of focus

1. Targeting marketing

2. Support community building features

3. Promotion and multi-format content uploads

4. Rankings

5. Analytics

Product demand insights include:

- Minority entrepreneurs that expressed interest in our tech reported annual sales that ranged from $100K per year up to $1M per year.

- 67% of minority entrepreneurs surveyed currently spent more than $100 per month on online marketing solutions.

- Nearly 84% of minority entrepreneurs surveyed said they relied on digital or social advertising to grow their business.

Pricing insights indicate that 77% of minority entrepreneurs surveyed would be willing to pay for our tech. Pricing insights indicated business would be willing to between $50 - $300 per month and may pay more if "top of list" marketing options were offered (allowing business to pay for their ads to show first before other businesses). In brief, our market validation indicated pain in the market and an adequate demand for our technology exists. During our interviews, we were able to establish a future customer pipeline of nearly 50 businesses willing to test and sign up for our product.

C. MARKET SIZE & GROWTH

The number of minority-owned businesses in the United States has grown exponentially over the last decade and is predicted to continue this growth in the decades ahead. As of 2007, there were 5.8 million businesses, growing to 8 million in 2012 to 11.1 million in 2017.[5] These are increases of 38% and 39% respectively. By 2022, it is estimated that the number will increase by another 36% to 15 million minority-owned business in the United States. The trends driving growth in our market are population growth, economic growth, and immigration.



Figure 1: Minority Business Growth

D. COMPETITION

[5] https://www.mbda.gov/page/us-business-fact-sheets

ROOG's market focus will address the entire minority spectrum. We have categorized our indirect competitors as social media based or Business Directory Listings. The social media-based companies include Facebook and Instagram that list businesses within their social application and allow users to rate, review and check-in with businesses. The downside to Facebook and Instagram is that their algorithm prevents new business owners from being discovered because the algorithm only feeds information that consumers have seen or engaged previously. This makes the discovery of small businesses more difficult for consumers and ad spending more expensive for small business owners.

Companies such as Yelp, Google Local, WhereU and Official Black Wall Street (OBWS) only provide business directory listings with a social component. WhereU and OBWS focus only on black-owned businesses. In addition, Yelp pushes negative reviews to the top view of business profiles when business owners do not pay the monthly subscription fee. These negative reviews have a huge effect on small businesses as thy discourage consumers from shopping at these businesses. Our research shows that all these competitors have no incentive to react to the launch of ROOG in the marketplace because their focus is on an ethnic group, or they are trying to capture a larger market of small, medium, and large businesses.

E. COMPETITIVE ADVANTAGE

The ROOG platform is based on the need for businesses and communities to promote cultural inclusion and awareness. Instead of negative reviews, business profiles will be ranked based on the # of likes they will receive from customers and a proprietary engagement score. Consumer data will be used to help small businesses understand their target audience and how to advertise and incentivize them to become repeat customers. We will form alliances with the local Chambers of Commerce, Community Development Organizations, Small Business Financing, Colleges & Universities that support minorities and Community Leaders.

4. THE SOLUTION

A. TECHNOLOGY DESCRIPTION

ROOG is a marketplace for shoppers to discover products and services from BIPOC, Women, Veteran and LGBTQIA owned businesses in our local communities. The ROOG App will give consumers the opportunity to find minority owned businesses near them and it will allow small businesses to engage local consumers more often through local deals and digital transactions while providing relevant data for each business to increase their revenue.

For businesses, ROOG makes it easy for business owners to highlight and promote their products or services to their target markets. Our platform will provide the ability for minority small businesses to target users based on key consumer attributes that we will store in our system (search data, user profiles, demographics, locations, personalized shopping preferences, shopping behaviors and more). Nearly 60% of minority entrepreneur respondents were not satisfied with current marketing solutions available to minority small businesses, and 81% of those business customers that use social marketing platforms such as Facebook and Instagram find value in having more actionable data and insights on web-impressions. As a result, ROOG will provide a broader analytics capability that will enable business owners to not only identify how many consumers have visited their business profiles, but to also know how to reach those shoppers directly.

For consumers, our solution creates a new social commerce platform with a familiar shopping experience. Growth in 'Near me' searches online account for nearly 900% since 2015. [6] ROOG does not require the consumers to learn a new user interface. Consumers can leverage a familiar 'Near Me,' list search as well as enhanced custom filtering features that shoppers are accustomed to seeing online today. Nearly 40% of businesses who participated in our online survey indicated that they would be willing to incentivize online shoppers who actively engaged their ROOG store profiles. Therefore, ROOG will provide incentives to shoppers in partnership with small business.

With more funding and app enhancements we will capture the purchase for the business owners within our application.

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[6] https://www.thinkwithgoogle.com/data/mobile-near-me-searches-yoy-growth/

We have created three stages of technology development - prototyping, field trials (test and learn) to help us determine our minimum viable product (MVP), and finally commercialization (scaled delivery). Our "test and learn" phase lessons will be critical as the lessons will help us define our minimum viable product (MVP). All these stages will be highly dependent on securing seed funding.

5. MARKETING STRATEGY

A. MARKET SEGMENTS

Roog will segment the overall market into two groups: minority small business owners and conscious consumers. Focusing on community, we will be working with a double-sided market where emphasis will be first placed on attracting small business owners to the platform. Then, we will work with the owners to bring their customers onto the platform and use "look-alike modeling" to find new but similar consumers.

B. TARGET MARKET

The top four states with the largest minority owned business population are California, Texas, New York, Florida. ROOG will be zeroing in on Austin, Dallas, San Antonio, and Houston. According to our research, there are over 400,000 minority-owned businesses in Texas, and we will be pursuing 3% of these businesses to get them onto our platform within three years (10,000+ businesses).

B. MARKETING AND SALES PLAN

Roog will leverage relationship already established with the US Hispanic Chamber of Commerce, Black Chambers and Asian Chambers in Dallas Texas. Recently our CEO pitched Roog for Bunker Labs Veteran in Residence program, Dallas Startup Week, Mogul Millennial Quick Pitch, President George W. Bush Library, and he will be speaking at the DoMore2gether Summit hosted by West Point in November of 2021. We will also collaborate with local community bloggers to help with positioning. We will work with our advisory network to secure local media contacts, hire a branding consultant, and launch a social media campaign immediately after funding is secured.

For our sales plan, we will use direct sales by hiring two sales reps that will help segment the United States into four sales regions for Roog. Based on our funding plan, we will allocate $500,000 towards our marketing and sales team over two to three years. Our sales team will build relationships with small business owners and show them how our application will create more opportunities for customer and revenue growth. Our marketing team will acquire more uses for our web and mobile application through creative and innovative marketing opportunities. Our goal during our first year is to acquire 1000+ business subscribers for the ROOG app.

6. FINANCIAL PLAN

A. REVENUE FORECAST

Based on our strategic launch, ROOG will see revenue in Q2 of 2022 after launching an ad revenue model for businesses and business tours for customers. Single ads will cost $25 per business and the ads will be available to shoppers for 5 days which gives the business owner and

	Services	Facebook*	Yelp*	Roog
Revenue	100%	100%	100%	100%
S & M	35%	20%	67%	50%
Manu	0%	0%	0%	0%
COGS	35%	14%	9%	10%
Profit	30%	66%	24%	40%

Figure 3: ROOG Business Model

average cost of $5 per day for an ad. From the consumer side, an ecommerce purchase option will help drive demand for more products and services from minority business owners. With an average monthly ecommerce spend of $488 a year per user, we will pipeline more of that spend to minority business owners.[7] By the end of year one, we will need at least 200 businesses paying for our services to achieve positive cash flow with an average monthly revenue of $30,000 based on ads and e-commerce purchases after our first year of launch.

B. EXPENSE FORECAST

Our founding team will not receive a salary during the first year of operations. Instead, we will hire a marketing and sales team to grow our subscriber and consumer base for ROOG. We have worked with developers to build and launch our minimum viable product into the market to ensure success among

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[7] https://www.statista.com/statistics/280703/average-b2c-e-commerce-spending-per-user-in-us/

our customer channels and we will pay the contractors to add new features and conduct maintenance for three years. Our total operating cost for 2022 is $600,000 and $750,000 for 2023.

The cost to acquire business owners will be $115 per business owner with the assumption that businesses will convert to a subscription model within three months of using Roog. With an advertising subscription fee of $250, we can make 3,600 within one year which gives us a 57% gross margin for the first year of acquisition. The customer acquisition cost for business owners is 4.4x. Next, the cost to acquire consumers will be $15 per customer based on our cost to build our initial product and acquire more than 500 users. Since the average annual spend via ecommerce is $488 in 2020, our gross margin for consumers with a lifespan on the application of 1.5 years is 98%.

Our costs to acquire businesses and customers include marketing, sales, software, and staff. Our legal costs will increase after conducting a financial review and crowdfunding campaign.

Pro-forma Income Statements			
**2021 numbers are actual *2022 to 2023 are forecast numbers	**2021 (Actual)**	2022 (Forecast)	2023 (Forecast)
Revenues			
Business Subscription	$ -	$ 369,813	$ 1,387,266
Consulting Services	$ 1,300		
eCommerce Purchases	$ -	$ 67,643	$ 91,505
Total Revenues	$ 1,300	$ 437,456	$ 1,478,772
Cost of goods sold	$ -	$ (36,981)	$ (138,727)
Gross Profit	**$ 1,300**	**$ 400,475**	**$ 1,340,045**
Legal	$ (1,500)	$ (12,260)	$ (12,651)
Advertising	$ -	$ (287,833)	$ (297,000)
Sales Salaries	$ -	$ -	$ -
Sales Commisions	$ -	$ -	$ -
Administrative salaries	$ (2,500)	$ (268,333)	$ (426,092)
Software Services	$ (7,865)	$ (6,155)	$ (5,271)
Facilities rent	$ -	$ (9,302)	$ (9,488)
Software Development	$ (14,965.00)	$ -	$ -
	$ -	$ -	$ -
Miscellaneous	$ -	$ -	$ -
Total	$ (26,830)	$ (583,884)	$ (750,502)
Operating Income	**$ (25,530)**	**$ (183,410)**	**$ 589,543**
Income Taxes	$ -	$ -	$ (206,340)
Net Income	**$ (25,530)**	**$ (183,410)**	**$ 383,203**

Figure 2: Revenue and Expense Projections (Y1-Y3)

Pro-forma Cash Flow Statements						
**Assumption that Roog will raise $500K through crowdfunding campaign		**2021 (Actual)**		2022 (Forecast)		2023 (Forecast)
Cash Flow from Operations						
Revenue from Ads	$	-	$	369,813	$	1,387,266
In-App Purchases	$	-	$	67,643	$	91,505
Other Revenue	$	1,300	$	-	$	-
Total Operations Cash Inflow	**$**	**1,300**	**$**	**437,456**	**$**	**1,478,772**
Admin Salaries	$	(2,500)	$	(268,333)	$	(426,092)
Software Development	$	(14,965)	$	-	$	-
Marketing	$	-	$	(287,833)	$	(297,000)
Rent	$	-	$	(9,302)	$	(9,488)
Legal	$	(1,500)	$	(12,260)	$	(12,651)
Hardware	$	-	$	-	$	-
Software	$	(7,865)	$	(6,155)	$	(5,271)
Miscellaneous	$	-	$	-	$	-
Total Operations Cash Outflow	$	(26,830)	$	(583,884)	$	(750,502)
Total from Operation	**$**	**(25,530)**	**$**	**(146,429)**	**$**	**728,270**
Cash Flow from Investing						
Investment Received	$	15,000	$	500,000	$	-
Total Investment Cash Inflow	$	15,000	$	500,000	$	-
Investment Made	$	-	$	-	$	-
Total Investment Cash Outflow	$	-	$	-	$	-
Total from investing	**$**	**15,000**	**$**	**500,000**	**$**	**-**
Cash Flow from Financing						
Loans	$	-	$	-	$	-
Cash Prize / Grants	$	16,500	$	-	$	-
Total Financing Cash Inflow	**$**	**16,500**	**$**	**-**	**$**	**-**
Beginning cash balance	**$**	**350**	**$**	**6,320**	**$**	**359,891**
Cash Flows	$	5,970	$	353,571	$	728,270
Ending cash balance	**$**	**6,320**	**$**	**359,891**	**$**	**1,088,161**
balance check						

Figure 3: Actual (2021) and forecasted (2022-2023) cash flows.

C. FUNDING AND INVESTMENT OPPORTUNITY

We have raised $170K during our pre-seed round to build out our minimum viable product and test among businesses and consumers. We are currently validating our design with more than 1,000 users and business owners. ROOG will reinvest revenue into new app features and hire a talented marketing and sales team to expand our product and brand within strategic cities in the United States. We expect investors to see their returns during and after the third year of operating ROOG, Inc.

During Q1 of 2022, we will seek funding up to $1.07M to execute an aggressive marketing strategy to build awareness of our application nationally. Two years after receiving funding to grow our user based and enhance our product, ROOG will have a minimum of 2,000 business subscribers resulting in monthly revenue greater than $50K. We expect 5% of our consumer base to make in-app purchases throughout the lifetime of that application.[8] By the end of year 3 we plan to have 2,000+ paying business subscribers and an average monthly revenue of $350K.

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[8] https://www.marketingcharts.com/digital/mobile-phone-81551

APPENDIX B: THE MANAGEMENT TEAM

Founder, Brandon Thurman: Brandon Thurman is the founder of ROOG, and the architect behind ROOG's business offering that empowers minority-owned small businesses to grow. He has over 9 years of experience across technology, supply chain and Department of Defense (DoD). Previously he worked as a supply chain analyst and demand planner for several consumer brands valued at more than $100M. He also led operations management at Homer Logistics, a food delivery startup that partners with Grub Hub to ensure they can deliver millions of food orders across the nation. While at Homer, Brandon oversaw nearly 220 operations personnel. Prior to Homer, Brandon held professional and operations leadership roles at mobile app startups Goodreader and Rench. Brandon served 5 years as an officer in the U.S. Army, is a West Point graduate, and deployed to Iraq in support of the Global War on Terrorism. He will receive his MS in Technology Commercialization from the McCombs School of Business in May 2019.

Chief Operations Officer, Ibrahim Dikko: Ibrahim ("IB") Dikko brings nearly 20 years of experience managing diverse and global teams. He is the Co-Founder of MIST Global, an international mobile device trading startup based and operated out of the United Arab Emirates (UAE). He is responsible for leading international operations between the Arabian region and global markets. Ibrahim has a blend of industry experience and has held several IT leadership and project management roles within Telecoms, IT software and hardware. Market experience include oil & gas, consumer electronics and information technology sectors. Most recently, he served as an IT Business Manager for Chevron. Ibrahim is based in Austin and has an MS in Technology Project Management and IT Security from the University of Houston as well as an innovation certification from the IC2 Institute at the University of Texas Austin. He holds several professional certifications including Project Management Professional (PMP), ITIL, ISO 20000 and Six Sigma green belt. He will receive his MS in Technology Commercialization from the McCombs School of Business in May 2019.

Chief Marketing Officer, Geets Pathak: Geetsikha ("Geets") Pathak leads marketing for ROOG, encompassing public relations, product marketing, demand generation and social media. She has 6 years of advertising in New York City and 3 years of startup consulting experience. Geets has worked with major US brands such as 3M, Converse, Delta airlines and GNC where she worked as part of the marketing campaign teams that contributed to revenue and brand value at the Omnicom Media Group and Crossmedia media buying and planning firms. Prior to ROOG she was the VP of Public Relations at MannMukti, a South Asian mental health advocacy and facilitation organization. She is a graduate of the Twitter Flight School and Facebook Blueprint (small business marketing programs). Geets holds a BA in Supply Chain and Marketing from the University of Texas at Austin, and she will she graduate in 2019 with her MS in Technology Commercialization from the McCombs School of Business.

Head of Product, Jesse Santana: Jesse Santana leads product and customer experience for ROOG. He brings over 12 years of combined management experience across operations, digital program project management and corporate innovation. Jesse has led innovation and project delivery within private, public and startup markets (financial services, data management services, retail, oil, and gas). Prior to ROOG, he successfully launched two strategy and project delivery functions - one for YouTube's former hosting company (Peer1 Hosting) and the second for a $1B American hamburger restaurant chain (Whataburger) based in Texas. At Whataburger, he was responsible for launching the first ever mobile productivity kiosk in the Quick Serve (QSR) industry. Prior to consulting, Jesse worked in the bay area at the Federal Reserve Bank of San Francisco. While at the Fed he was responsible for evaluating innovations for the Fed's Cash Product Office (CPO). Jesse holds an advanced certification in Project and Program Management (PPMC) and has an innovation certification from the IC2 Institute at the University of Texas Austin. He has a bachelor's degree in digital media from the University of Texas at San Antonio and holds an MBA in Management from Our Lady of the Lake University. He will receive his MS in Technology Commercialization from the McCombs School of Business in May 2019. Jesse proudly served in the U.S. Air Force and deployed in support of Operation Allied Force.

APPENDIX C: ADVISORS

John Sibley Butler: John Sibley Butler holds the J. Marion West Chair for Constructive Capitalism in the Graduate School of Business (Department of Management). He is a professor in the Management Department and holds a joint appointment in Organizational Behavior in the College of Liberal Arts, where he holds the Darrell K. Royal Regents Professorship in Ethics and American Society (Sociology). His research is in the areas of Organizational Behavior and Entrepreneurship/New Ventures. His research appears in professional journals and books. He is the Sam Barshop Fellow at The IC2 Institute, an organization dedicated to the creation of new ventures throughout the world.

APPENDIX D: INVESTORS

Torii Hunter: Torii Hunter is a retired MLB All-Star that has investments in local businesses in Texas and other states throughout the US. His most recent projects include Tender Smokehouse, LaFinca Coffee and Makers Gym in Frisco, Texas. Torii is enthusiastic about serving his community and he is our lead investor in Roog.

Derrek Lee: Derrek Lee is a retired MLB All-Star that invests in initiatives that serve our communities.

Adolfin Group: This company owns the menswear company League of Rebels and their CEO invested in Roog as he sees the need for platforms to drive more awareness to his brand via mobile commerce.

APPENDIX E: FINANCIAL STATEMENTS

APPENDIX F: CUSTOMER SURVEY QUESTIONS

Research Data:

Both business and shopper surveys were conducted in-person and online. As of November 5, 2018, the sample size of respondents includes 97 (31 business and 66 users). Respondent's ages range from 21-65, where 62% of business owners fall within 22-44 years of age. Responses were collected across 15 states (5 in business surveys and 10 in user surveys). Full survey question and survey data can be accessed from our research cloud drive.

APPENDIX G: CONVERTIBLE PROMISSORY NOTE



THE OFFERING OF SECURITIES DESCRIBED HEREIN HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS OFFERING IS MADE PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER ("REG. CF") AND THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS.

ROOG INC.

Convertible Promissory Note

January 1, 2022

This convertible promissory note Agreement (the "Agreement" or the "Note") is effective as of the Acceptance Date set forth on the signature page of the Subscription Agreement signed online through the Funding Portal, between **Roog**, **Inc.**, a Delaware corporation (the "Corporation") and the purchaser named on the same signature page ("Holder").

RECITALS

WHEREAS, the Corporation has authorized the sale and issuance of up to an aggregate of $1,069,000.00 (the "Maximum Offering Amount") worth of Convertible Notes pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), Regulation Crowdfunding promulgated thereunder, as amended ("Regulation CF"), and the Form C and its exhibits and attachments, as may be amended from time to time ("Form C") and the Offering Statement included therein (the "Offering Statement"), filed by the Company with the Securities and Exchange Commission (the "SEC," and the transactions contemplated hereby and thereby, the "Offering");

WHEREAS, the Offering is being conducted solely through the online crowdfunding portal website operated by Ignite Social Impact, Inc. (the "Funding Portal"), a Delaware corporation, registered with the SEC as a "funding portal" under the Securities Act and a funding portal member of the Financial Industry Regulatory Authority ("FINRA");

WHEREAS, Purchaser desires to purchase, and the Corporation desires to issue and sell Convertible Notes on the terms set forth in this Agreement, the Form C, and the Offering Statement; and

WHEREAS, the Agreement is entered into as part of a series of similar agreements (collectively with this Agreement, the "Subscription Agreements") pursuant to which the Corporation will issue the Convertible Notes included in the offering to the persons listed on the signature page of the Subscription Agreement signed online through the Funding Portal.

AGREEMENT

For value received, Roog Inc., a Delaware corporation (the "Corporation"), promises to pay to the order of the Holder the principal sum equal to his dollar purchase amount (the "Principal Amount") upon demand of the Holder on or after **November 1st, 2025** (the "Maturity Date"). Interest shall accrue at a rate of **five percent (5%)** per annum, calculated on the basis of a year of twelve months of thirty days. The Corporation may, but shall not be required to, pay accrued interest to the Holder from time to time.

The following is a statement of the rights and obligations of the Holder and the Corporation under this Note, and the conditions to which this Note is subject, to which the Corporation, by the execution and delivery hereof, and the Holder, by the acceptance of this Note, agree:

1. Definitions. As used in this Note, the following terms, unless the context otherwise requires, have the following meanings:

1.1 "Change of Control" shall mean: (a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its equity securities pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of equity securities of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; (b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation; or (c) the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

1.2 "Conversion Amount" shall mean the outstanding principal amount of this Note, together with any accrued and unpaid interest.

1.3 "Conversion Date" shall mean any date on which the Conversion Amount shall be converted into shares of Financing Preferred Stock.

1.4   "Financing Preferred Stock" shall mean shares of a series of convertible preferred stock to be authorized and sold by the Corporation in the Next Equity Financing.

1.5   "Next Equity Financing" shall mean the sale of preferred stock of the Corporation in a financing transaction or a series of related financing transactions in which the aggregate proceeds to the Corporation (excluding proceeds from the conversion of the Note and any other indebtedness of the Corporation that converts into equity in such financing) equals or exceeds One Million Dollars ($1,000,000).

1.6   "Noteholder," "Holder," or similar terms, when the context refers to a Holder of this Note, shall mean any person who shall at the time be the Holder of this Note.

1.7   "Note" shall mean this Note.

2.   Terms of Note.

2.1   Maturity Date. The outstanding principal amount of this Note, together with all accrued interest thereon, shall be due and payable upon the election of the Holder on or after the Maturity Date as set forth in the first paragraph of this Note.

2.2   Prepayment. This principal amount of this Note may only be prepaid in part or in full by the Corporation at any time with the written consent of the Holder; provided, however, that payment of accrued interest from time to time shall not require the approval of the Holder.

2.3   Default. Each of the following events shall be an "Event of Default" hereunder: (a) failure to pay amounts due under this Note within ten (10) days of the due date; (b) the liquidation, termination or dissolution of the Corporation or its ceasing to carry on actively its present business or the appointment of a receiver for its property; (c) the dissolution, liquidation or termination of existence of, the insolvency of, or the making of an assignment for the benefit of creditors by, the Corporation; or (d) the institution of bankruptcy, reorganization, arrangement, liquidation, receivership, moratorium or similar proceedings by or against the Corporation, and, if so instituted against the Corporation, its onset thereto or the pendency thereof for sixty (60) days.

Upon the occurrence of an Event of Default hereunder (a) the outstanding principal of this Note, together with all accrued interest thereon, shall become automatically and immediately due and payable, notwithstanding anything to the contrary in this Note, without notice or demand by the Holder and (b) the Holder shall have then, or at any time thereafter, all of the rights and remedies afforded creditors generally by the applicable federal laws or the laws of the State of Delaware.

3.   Next Equity Financing. If there occurs a Next Equity Financing on or before the Maturity Date and prior to a Change of Control, the Conversion Amount shall automatically be converted into fully paid and nonassessable shares of Financing Preferred Stock on the same terms and conditions provided to other purchasers of the Financing Preferred Stock. The Holder, upon a conversion pursuant to this Section 3, will be entitled to receive that number of whole shares of Financing Preferred Stock in an amount equal to the Conversion Amount as of the Conversion Date divided by the eighty percent (80%) of the price per share paid for by the other purchasers of the Financing Preferred Stock. The conversion of the Note

pursuant to this <u>Section 3</u> shall occur upon the closing of the Next Equity Financing. In connection with a conversion pursuant to this <u>Section 3</u>, the Holder shall enter into the agreements executed by the other purchasers of the Financing Stock in the Next Equity Financing. This Note shall be cancelled effective upon the closing of the Next Equity Financing and all rights with respect to payment of principal and interest under this Note shall immediately cease and terminate effective with the closing of the Next Equity Financing, except only the right of the Holder to receive Financing Preferred Stock in exchange for this cancelled Note contingent upon Holder entering into the agreements executed by the other purchasers of the Financing Preferred Stock in the Next Equity Financing. Without limiting other remedies of the Corporation, the Corporation shall not be required to issue Financing Preferred Stock to the Holder until such time as the Holder executes and delivers to the Corporation the agreements executed by the other purchasers of the Financing Preferred Stock in the Next Equity Financing in forms acceptable to the Corporation in its sole discretion. The Corporation shall notify the Holder in writing of the anticipated occurrence of a Next Equity Financing at least ten (10) days prior to the closing of a Next Equity Financing.

4.   <u>Change of Control</u>. If there occurs a Change of Control on or before the Maturity Date and prior to a Next Equity Financing, then, at the option of the Holder, (i) the Corporation shall pay Holder an amount equal to the original principal amount of such Holder's Note, and all unpaid accrued interest thereon, in full satisfaction thereof; or (ii) such Holder's Note shall be converted into shares of Common Stock of the Corporation at a price per share equal to eighty percent (80%) of the fair market value of the Common Stock at the time of the Change of Control, as determined by reference to the purchase price payable in connection with such Change of Control. The Corporation shall notify the Holder in writing of the anticipated occurrence of a Change of Control at least ten (10) days prior to the closing of a Change of Control.

5.   <u>Company Representations</u>.

5.1   The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

5.2   The execution, delivery and performance by the Corporation of this Note is within the power of the Corporation and, other than with respect to the actions to be taken when equity is to be issued to the Holder, has been duly authorized by all necessary actions on the part of the Corporation. This instrument constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Corporation, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Corporation or (iii) any material indenture or contract to which the Corporation is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Corporation.

5.3   The performance and consummation of the transactions contemplated by this Note do not and will not: (i) violate the any material judgment, statute, rule or regulation applicable to the Corporation; (ii) result in the acceleration of any material indenture or contract to which the Corporation is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Corporation or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Corporation, its business or operations.

5.4   No consents or approvals are required in connection with the performance of this Note, other than: (i) the Corporation's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Financing Preferred Stock issuable pursuant to this Note.

5.5   To its knowledge, the Corporation owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

6.   <u>Holder Representations</u>.

6.1   The Holder has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This Note constitutes valid and binding obligation of the Holder, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

6.2   The Holder has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Holder is purchasing this instrument and the securities to be acquired by the Holder hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Holder's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

7.   <u>Issuance of Stock on Conversion</u>. As soon as practicable after a conversion of this Note pursuant to <u>Section 3</u> or <u>Section 4</u>, the Corporation at its expense will cause to be issued in the name of and delivered to the Holder, a certificate or certificates for the number of shares of Financing Preferred Stock to which the Holder shall be entitled on such conversion (bearing such legends as may be required by any agreements which may be entered into by the Holder in connection with such conversion and applicable state and federal securities laws). Such conversion shall be deemed to have been made immediately prior to the close of business on the Conversion Date or immediately prior to the Change of Control, as the case may be. No fractional shares will be issued on conversion of this Note. If a fraction of a share would otherwise be issuable on conversion of this Note, the Corporation will in lieu of such issuance pay the cash value of that fractional share.

8.   <u>Changes; Waivers</u>. Any of the terms and conditions of this Note may be changed or amended, and any right of the Holder may be waived, with the written consent of the Corporation and the Holder.

9.   <u>Miscellaneous</u>.

9.1   <u>Waiver</u>. The Corporation, regardless of the time, order or place of signing, waives presentment, demand, protest and notices of any kind in connection with the enforcement of this Note. If the Corporation fails to comply with any of the provisions of this Note, the Corporation will pay to the Holder, on demand, such further amounts as shall be sufficient to cover the costs and expenses, including but not limited to reasonable attorneys' fees and disbursements, incurred by the Holder in collecting upon this Note or otherwise enforcing any of the Holder's rights hereunder. All payments by the Corporation under this Note shall be made without set-off or counterclaim and be free and clear and without any deduction or withholding for any taxes or fees of any nature whatever, unless the obligation to make such deduction or withholding is imposed by law. In addition, all payments by the Corporation under this Note shall be applied first to any fees and expenses due and payable hereunder, then to the accrued interest due and payable hereunder and the remainder, if any, to the outstanding principal.

9.2   Remedies. The rights and remedies herein reserved to any party shall be cumulative and in addition to any other or further rights and remedies available at law or in equity. No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of such Holder. The waiver by any party hereto of any breach of any provision of this Note shall not be deemed to be a waiver of the breach of any other provision or any subsequent breach of the same provision.

9.3   Severability. The invalidity or unenforceability of any provision of this Note shall not affect the validity or enforceability of any other provision of this Note.

9.4   Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

9.5   Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed wholly therein.

9.6   Successors and Assigns. The provisions of this Note shall inure to the benefit of and be binding on any successor to the Corporation and shall extend to any Holder hereof.

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IN WITNESS WHEREOF, the Corporation has caused this Note to be signed in its name and executed as a sealed instrument as of the date first above written.

PURCHASER:

Signature: _____

Name: _____

ROOG INC.

Signature: _____

Name:_____Brandon Thurman_____

Title:_____Founder & CEO_____